UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934



                        Splitrock Services, Inc.
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                                848636304
                              (CUSIP Number)


                            December 31, 1999
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [x] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848636304      Schedule 13G        Page 2 of 7 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     William R. Wilson
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [ ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER         9,439,600
6   SHARED VOTING POWER       0
7   SOLE DISPOSITIVE POWER    9,439,600
8   SHARED DISPOSITIVE POWER  0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     9,439,600

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     16.6%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1.

          (a)  Name of Issuer

                    Splitrock Services, Inc.

          (b)  Address of Issuer's Principal Executive Offices

                    9012 New Trails Drive
                    The Woodlands, Texas  77381
Item 2.

          (a)  Name of Person Filing

                    The persons filing this Schedule 13G are William R. Wilson and his wife, Claudia
                    Wilson, as trustee of the William R. Wilson
                    Grantor Retained Annuity Trust.

          (b)  Address of Principal Business Office or, if none,
               Residence

               The residence address of both Mr. and Mrs. Wilson is:

                    16 West Wedgewood Glen
                    The Woodlands, Texas  77381

          (c)  Citizenship

                    Mr. and Mrs. Wilson are citizens of the
                    United States.

          (d)  Title of Class of Securities

                    Common Stock, par value $.001

          (e)  CUSIP Number

                    848363304

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned

                    William Wilson beneficially owns 9,439,600 shares of Common Stock, which include 8,439,600 shares he owns and 1,000,000 shares that his wife, Claudia Wilson beneficially owns as trustee of the William R. Wilson Grantor Retained Annuity Trust.

                    William Wilson dislcaims benefical
                    ownership of the 1,000,000 shares owned
                    by Claudia Wilson, as trustee of the
                    William R. Wilson Grantor Retained Annuity
                    Trust.

                    Splitrock Services, Inc. ("Splitrock") and
                    McLeodUSA, Inc. ("McLeod") entered into an amended and restated agreement and plan of merger, dated February 11, 2000, ("Merger Agreement") pursuant to which McLeod, through its newly-formed, wholly-owned subsidiary Southside Acquisition Corporation, will acquire 100% of the voting securities of Splitrock.

                    In connection with the execution of the
                    Merger Agreement, William Wilson and Claudia
                    Wilson, as trustee of the William R. Wilson
                    Grantor Retained Annuity Trust, have entered into stock option agreements, dated as of February 11, 2000, with McLeod (the "Stock Option Agreements"), which grant McLeod an option to purchase the outstanding voting shares of Splitrock held by each of William Wilson and Claudia Wilson, as trustee of the William R. Wilson Grantor Retained Annuity Trust, in the event that the merger contemplated by the Merger Agreement is not consummated.

                    In addition, William Wilson and Claudia
                    Wilson, as trustee of the William R. Wilson
                    Grantor Retained Annuity Trust, have entered into voting agreements, dated as of February 11, 2000, with McLeod (the "Voting Agreements") pursuant to which William Wilson and Claudia Wilson, as trustee of the William
                    R. Wilson Grantor Retained Annuity Trust have each agreed to vote all of their shares in favor of the Merger Agreement.

          (b)  Percent of class

                    William Wilson beneficially owns 16.6% of Splitrock Services, Inc.

          (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the
                         vote:

                         William Wilson has sole voting power
                         over 8,439,600 shares of Common Stock,
                         subject to the Voting Agreement referred to in Item 4(a) above.


                    (ii) Shared power to vote or to direct the
                         vote:

                         William Wilson and Claudia Wilson, as
                         trustee of the William R. Wilson Grantor
                         Retained Annuity Trust, have shared
                         voting power over 1,000,000 shares of
                         Common Stock, subject to the Voting
                         Agreements referred to in Item 4(a)
                         above.

                    (iii) Sole power to dispose or to direct the
                          disposition of:

                         William Wilson has the sole power to
                         dispose of the 8,439,600 shares of
                         Common Stock, subject to the Stock
                         Option Agreement referred to in Item
                         4(a) above.



                    (iv) Shared power to dispose or to direct the
                         disposition of:

                         William Wilson and Claudia Wilson, as
                         trustee of the William R. Wilson Grantor
                         Retained Annuity Trust, share power to
                         dispose of over 1,000,000 shares of
                         Common Stock, subject to the Stock
                         Option Agreements referred to in Item
                         4(a) above.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [ ].

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                              /s/ William R. Wilson
                              ________________
                              WILLIAM R. WILSON





Dated:  February 11, 2000